UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 30 April 2019

Financial results at 31 March 2019

Stable revenues with continued growth in EBITDAaL

Resilient sales performances, underpinned by the success of convergence and fixed and mobile broadband.

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis

In millions of euros
Revenues	10,185	10,198	10,082	(0.1)%	1.0%
EBITDAaL*	2,583	2,565	n/a	0.7%	n/a
eCAPEX (excluding licenses)	1,632	1,505	n/a	8.4%	n/a
Operating Cash-Flow (EBITDAaL - eCAPEX)	951	1,060	n/a	(10.2)%	n/a
Historical indicators (to 31 December 2018)
Adjusted EBITDA*	n/a	n/a	2,605	n/a	n/a
CAPEX (excluding licenses)	n/a	n/a	1,533	n/a	n/a
Operating Cash-Flow	n/a	n/a	1,072	n/a	n/a

* Adjustments to the presentation of EBITDAaL and EBITDA are described in Appendix 2.

•  Revenues were stable in the first quarter of 2019 (-0.1% year on year) on a comparable basis, and up 0.4% restated for the impact of the digital reading offers' promotional period.

Growth in most segments offset the slight downturn in revenues in France (-1.8% and -0.7% excluding the effect of the digital reading offers) in what continues to be a fierce promotional environment. Spain's value positioning led to 0.4% growth, despite greater competition. Europe was up 1.4%, underpinned by convergence and IT services, whilst steady growth of 5.3% continued in Africa & Middle East due to a very solid retail services performance. Enterprise had a second consecutive quarter of growth, rising 0.6%.

•  EBITDAaL grew 0.7% year on year, despite the impact of digital reading offers. Restated for this impact, growth in EBITDAaL would be 2.8%. The EBITDAaL margin from telecoms activities improved by 0.4 points in the 1st quarter.

•  eCapex grew 8.4% to reach €1.6 billion, linked to the acceleration in the 1st quarter of the FTTH rollout in France and continued investment in 4G networks. In line with the objectives, eCapex for 2019 will be slightly lower compared to 2018, excluding the impact of the new network sharing agreement in Spain.

•  In France, net sales were positive for mobile (+19,000) and fixed (+49,000), in what continues to be an intense promotional environment.

•  Fibre's continued success led to an increase in net sales of 168,000 in France, an all-time high for a 1st quarter, and of 114,000 in Spain.

•  In Europe, the growth in mobile contract and fixed broadband accelerated, driven by the success of Love convergent offers.

•  In Africa & Middle East, the rollout of 4G continued, having passed the 17 million-customer mark by the end of the 1st quarter, a 50% increase year on year.

Outlook for 2019

With a view to always offering our customers the best networks and seeking to create value, on 25 April, Orange signed a network-sharing agreement with Vodafone in Spain. This will extend coverage, increase capacity, prepare for the challenges of 5G and generate significant savings on network expenditure. This project will generate gross savings of €800 million over 10 years but involves an initial investment of around €300 million over 4 years (including €100 million in 2019). Overall, the expected return is high with an incremental IRR more than 3 times the WACC* of Orange Spain over 10 years. This project will be outside of the guidance.

Based on the 1st quarter 2019 results, and excluding the effects of the new network-sharing contract in Spain, Orange is re-affirming its objectives for 2019:

•  EBITDAaL growth in 2019 will be slightly lower on a comparable basis than that achieved in 2018.

•  2019 eCAPEX will be slightly lower than that of 2018 on a comparable basis.

•  Operating Cash Flow (EBITDAaL - eCAPEX) in 2019 will be higher than in 2018 on a comparable basis.

•  The target ratio of net debt** to EBITDAaL for telecoms activities will be maintained at around 2x in the medium term.

•  The payment of a dividend of 0.70 euros per share for the fiscal year 2019 will be proposed, with an interim dividend of 0.30 euros per share to be paid in December 2019.

*WACC: weighted average cost of capital

** excluding IFRS 16 leases

Commenting on the publication of the 1st quarter 2019 results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"During the first quarter, the Group succeeded in maintaining its high quality commercial performance in spite of a particularly challenging competitive context notably in our two principal countries of France and Spain. Our strategy is paying off since EBITDAal is continuing to grow while revenues remain stable, allowing us to reaffirm our 2019 objectives. It’s worth noting that while the level of eCapex for this quarter is higher, it should reduce slightly for 2019 as a whole, as predicted, excluding the effect of the network sharing agreement with Vodafone in Spain announced on 25 April.

The validity of our fibre strategy has been confirmed. We’ve accelerated deployment in France, Spain and Poland, reinforcing our European leadership position with 33.7 million connectable households, 12.4 million of which are in France. This progress can also be seen in a very positive commercial performance; in particular, France delivered another record quarter in terms of new fibre subscribers, adding a further 168,000 customers.

We have also reinforced our already strong position in mobile: some 60 million clients worldwide now enjoy our 4G network, and we continue with the deepening of our network in Europe and in Africa.

Convergence continues to be an engine for growth and loyalty for the Group. We are the European leader in this field with over 10 million customers, representing nearly 40% of our consumer revenues for the continent.

I’d also like to highlight the very solid results from our Africa and Middle East operations that once again recorded revenue growth of over 5%. Indeed, with the rapid roll-out of our 4G networks, to the benefit of 17.6 million clients, and the growing availability of affordable smartphones, mobile internet usage is taking off and accounts for two thirds of mobile revenue growth.

Finally, this quarter marks a new milestone in our multi-services operator strategy. In addition to our initiatives in mobile financial services in Africa and Europe, we have launched two new offers in France that will capitalise on our presence in the home: "Home protection" is a remote monitoring service that is already off to a very encouraging start, and "Connected home" brings together our ambitions for IoT in the home.

My warm thanks go to all of the Group’s employees who have, through their commitment, made possible these results in a challenging environment."

Key figures

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis

In millions of euros
Revenues	10.185	10.198	10.082	(0.1)%	1.0%
Of which:
France	4,407	4,489	4,492	(1.8)%	(1.9)%
Spain	1,318	1,312	1,310	0.4%	0.6%
Europe	1,389	1,370	1,387	1.4%	0.1%
Africa & Middle East	1,349	1,282	1,245	5.3%	8.3%
Enterprise	1,831	1,821	1,726	0.6%	6.1%
International Carriers & Shared Services	371	388	376	(4.4)%	(1.3)%
Intra-Group eliminations	(480.00)	(464.00)	(454.00)	-	-
EBITDAaL*	2,583	2,565	n/a	0.7%	n/a
of which telecom activities	2,627	2.595	n/a	1.2%	n/a
As % of revenues	25.8%	25.4%	n/a	0.4 pt	n/a
of which Orange Bank	(44)	(30)	n/a	46.7%	n/a
eCAPEX (excluding licenses)	1,632	1,505	n/a	8.4%	n/a
of which telecom activities	1,624	1,494	n/a	8.7%	n/a
As % of revenues	15.9%	14.6%	n/a	1.3 pt	n/a
of which Orange Bank	8	11	n/a	(26.6)%	n/a
EBITDAaL - eCAPEX	951	1,060	n/a	(10.2)%	n/a

Adjusted EBITDA*	n/a	n/a	2,605	n/a	n/a
of which telecom activities	n/a	n/a	2,635	n/a	n/a
As % of revenues	n/a	n/a	26.1%	n/a	n/a
of which Orange Bank	n/a	n/a	(30)	n/a	n/a
CAPEX (excluding licenses)	n/a	n/a	1,533	n/a	n/a
of which telecom activities	n/a	n/a	1,522	n/a	n/a
As % of revenues	n/a	n/a	15.1%	n/a	n/a
of which Orange Bank	n/a	n/a	11	n/a	n/a
Adjusted EBITDA - CAPEX	n/a	n/a	1,072	n/a	n/a

* Adjustments to the presentation of EBITDAaL and EBITDA are described in Appendix 2.

The Group adopted IFRS 16 "Leases" on 1 January 2019, according to the simplified retrospective approach, without restatement of prior period comparatives. As announced on 6 February, Orange is reporting its results for the 1st quarter of 2019 applying this new standard. The income statement and the presentation of segmented information were amended accordingly (depreciation of recognised right-of-use assets and interest expense relating to lease liabilities instead of operating lease expenses with, in particular, increased expenses from the interest component).

At the same time, the adoption of IFRS 16 led the Group to adapt its financial indicators with, since 1 January 2019, EBITDAaL (EBITDA after Leases), eCAPEX (Economic CAPEX) and the adaptation of Operating Cash flow (EBITDAaL less eCAPEX). See Appendix 4 Glossary.

The figures for the 1st quarter 2019 and the 1st quarter 2018 on a comparable basis are presented according to the IFRS 16 accounting standard and historical figures for 1st quarter 2018 are presented according to the IAS 17 accounting standard.

Comments on key Group figures

Revenues

Orange Group revenues were €10.2 billion in the 1st quarter, almost unchanged on a comparable basis (-0.1%). Excluding the impact of the end of the promotional period for digital reading offers, revenues were up 0.4%, with most segments recording revenue growth, offsetting the slight erosion (-1.8%) in revenues in France. At Group level, the performance of the principal services was as follows:

Revenues from Convergence - marketed in all European countries - were €1.7 billion in the 1st quarter, up 4.6%. This improvement enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile-only services were €2.6 billion in the 1st quarter, up 1.1%.

Revenues from fixed-only services fell 3.1% in the 1st quarter (€2.4 billion), as a result of the migration to convergent services and the slowdown in fixed narrowband services.

Revenue from IT and integration services posted accelerated growth of 6.6% in the 1st quarter (€616 million), versus the 0.8% increase in the 1st quarter of 2018. This growth was driven by the Enterprise market as well as by Poland.

Wholesale revenues fell 1.4% in the 1st quarter (€1.9 billion). This was primarily due to the decrease in international voice traffic and visitor roaming.

Revenues from equipment sales were down 8.4% (€722 million), due to lower volumes of terminal sales.

Customer base growth

There were 10.506 million convergent customers across the Group at 31 March 2019, stable year on year on a comparable basis, underpinned by very strong growth in Europe.

There were 203.781 million mobile customers at 31 March 2019, with a net addition of 163,000 in the 1st quarter.

There were 20.275 million fixed broadband customers at 31 March 2019, with a net addition of 130,000 in the 1st quarter.

EBITDAaL

Group EBITDAaL was €2.6 billion in the 1st quarter, up 0.7% on a comparable basis. EBITDAaL from telecoms activities grew 1.2%. Excluding the impact of the end of the promotional period for digital reading offers, Group EBITDAaL would have risen 2.8% and EBITDAaL from telecoms activities would be up 3.3%. This EBITDAaL growth was primarily the result of our operating efficiency plan.

eCAPEX

Group eCAPEX was €1.6 billion in the 1st quarter, up 8.4% on a comparable basis. This growth was linked to the acceleration in the 1st quarter of the rollout of FTTH in France, and with 4G network investments, allowing Orange to cement its leadership in these areas.

As a result, in the 1st quarter, the Group had 33.7 million households connected to fibre, up 29% in France, up 15% in Spain and up 32% in Poland. The Group also improved its 4G coverage with a 100% coverage rate in Belgium and Poland, 99% in France and 96.9% in Spain.

In line with the objectives, eCapex for 2019 will be slightly lower compared to 2018.

Changes in asset portfolio

In accordance with the strategy of diversifying into new services, on 1 February 2019, Orange announced the acquisition of Secure Data, the largest independent supplier of cybersecurity solutions in the United Kingdom, in order to further its ambition of becoming a leading player in this area in Europe.

2019 dividend

Confident in the Group's financial strength, a dividend of 0.70 euros per share* for the fiscal year 2019 will be proposed, with an interim dividend of 0.30 euros per share to be paid in December 2019.

*subject to the approval of the Annual General Meeting of Shareholders.

Review by operating segment

France

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	Change historical basis
In millions of euros
Revenues	4,407	4,489	4,492	(1.8)%	(1.9)%
Retail services	2,692	2,763	2,761	(2.6)%	(2.5)%
Convergence	1,072	1,046	1,100	2.5%	(2.6)%
Mobile Only	586	618	599	(5.2)%	(2.2)%
Fixed Only	1,034	1,099	1,061	(5.9)%	(2.6)%
Fixed Only broadband	667	678	643	(1.6)%	3.8%
Fixed Only narrowband	367	421	418	(12.9)%	(12.3)%
Wholesale	1.3	1,288	1,293	0.9%	0.5%
Equipment sales	297	317	317	(6.4)%	(6.4)%
Other revenues	117	121	121	(2.8)%	(2.8)%

In France, broadband sales were strong and the mobile market was very resilient, despite the decline in revenues, impacted by the end of the promotional period for digital reading offers.

Revenues in France declined 1.8% in the 1st quarter of 2019, after two consecutive years of growth, primarily impacted by the end of the promotional period for digital reading offers and a slowing of equipment sales. Excluding these two elements, revenues were almost unchanged at -0.2%.

Retail services revenues were down 2.6% in the 1st quarter of 2019 due to the impact that the end of the promotional period for digital reading offers had on all components of this segment. Despite this, revenues from convergent offers rose 2.5% thanks to the solid commercial performance of convergent offers. Mobile-only revenues decreased 5.2% in the 1st quarter, impacted by migrations to convergent offers, while fixed-only broadband revenues declined 5.9%, impacted principally by the ongoing reduction in narrowband services.

Wholesale revenues grew 0.9% driven by the construction of PINs, as well as the commercialisation of our wholesale FTTH offers to third-party carriers, which offset the decline in the unbundled market and in mobile roaming.

Revenues from equipment sales were down 6.4%, due to a weaker performance on high-end equipment sales in the 1st quarter of this year.

Excluding the impact of the end of the promotional period for digital reading offers, the trend was more positive. Revenues from convergence would be up 5.6%. Convergent ARPO would be up €1.3 (at €66.8) and mobile ARPO would be up 14 cents (at €16.9), largely driven by price increases last autumn. Nonetheless, fixed-only broadband ARPO was down 32 cents year on year, due mainly to the significant increase in the relative weight of Sosh in the fixed-only broadband market.

In terms of the solid sales performances in the 1st quarter, mobile recorded 19,000 net sales and an improved churn rate, which fell by 0.7 percentage points year on year and was down 1.5 points on the previous quarter.

Fixed broadband registered 49,000 net sales in the 1st quarter, driven by a very good quarter for fibre (168,000 net sales) and the success of the Sosh Box. At 31 March 2019, Orange had 12.4 million connected households and a total of 2.8 million fibre customers.

The convergent customer base was up 3.2% year on year, reaching 5.7 million customers, and the churn rate of convergent customers was 3.2 percentage points lower than the average rate for retail fixed broadband customers.

Spain

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis
In millions of euros
Revenues	1,318	1,312	1,310	0.4%	0.6%
Retail services	953	947	947	0.7%	0.7%
Convergence	530	524	526	1.2%	0.9%
Mobile Only	296	301	299	(1.4)%	(0.9)%
Fixed Only	125	122	122	2.5%	2.5%
Wholesale	210	178	180	17.7%	16.8%
Equipment sales	155	187	183	(17.1)%	(15.4)%

Orange Spain continued to report revenue growth, with retail services holding up well and higher convergent ARPO.

Orange Spain revenues rose 0.4% in the 1st quarter of 2019, underpinned by retail services revenue which increased 0.7%.

Convergent revenues increased 1.2% in the 1st quarter and convergent ARPO was up 1.8%, an acceleration on the previous period (+1.0% in Q4 2018) due to the improved customer mix driven by new offers from Orange and Jazztel and continued strength in the net sales of FTTH (+114,000).

Over the same period, mobile-only revenues fell 1.4%, as a result of strong competition affecting mobile net sales (-59,000 excluding M2M). This trend represented an improvement on the previous quarter (-2.6% in Q4 2018). Despite this highly competitive climate, Orange Spain's value strategy enabled mobile-only ARPO to rise 0.7% in the 1st quarter, versus -0.3% in the 4th quarter of 2018.

Fixed-only revenues grew 2.5%, up sharply on the 4th quarter of 2018 (-4.4%).

Wholesale revenues rose 17.7% in the 1st quarter, propelled by steady international traffic and visitor roaming which offset the 17.1% decrease in revenues from equipment sales.

Europe

In millions of euros	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis
Revenues	1,389	1,370	1,387	1.4%	0.1%
Retail services	876	845	855	3.6%	2.4%
Convergence	142	100	102	42.8%	40.0%
Mobile Only	529	540	544	(2.0)%	(2.6)%
Fixed Only	165	175	180	(6.0)%	(8.2)%
IT & Integration services	39	30	31	31.3%	28.1%
Wholesale	260	283	286	(8.1)%	(9.3)%
Equipment sales	203	206	208	(1.2)%	(2.2)%
Other revenues	51	37	38	36.5%	33.5%

European revenue increased, driven by retail services accelerating as a result of convergence.

Revenues in the Europe segment (which includes Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) rose 1.4% in the 1st quarter. This increase was the result of solid growth in retail services, partly impacted by the decline in wholesale services.

Retail services revenues grew 3.6% in the 1st quarter, an acceleration over the previous quarter (+2.7% in Q4 2018).

This acceleration was the result of convergent revenues which grew 42.8%.

Mobile-only revenues declined 2.0%, an improvement compared to the 2.9% decline in the 4th quarter of 2018. This was due in particular to the 1.7% increase in the mobile contract customer base during the last 12 months (which totalled over 19 million customers, excluding M2M).

Fixed-only revenues declined 6%. Nonetheless, the broadband growth drivers are in place with the fixed broadband customer base up 9.3% over the last 12 months (reaching a total of over 3.3 million customers).

Revenues from IT and integration services continued to grow strongly in the 1st quarter (+31.3%), an acceleration over the previous quarter (+23.6% in Q4 2018).

The 8.1% decline in Wholesale revenues principally stemmed from the early termination of the Lyca/Telenet MVNO contract in Belgium and from a smaller contribution from national roaming agreements in Slovakia and Romania.

In the Europe segment, Poland reported the third consecutive quarter of revenue growth at 2.6% in the 1st quarter 2019 versus 2.1% in the 4th quarter of 2018 thanks in particular to the excellent performance of convergence services (+27%) and the development of its energy resale business. Revenues grew 3.8% in Belgium and Luxembourg in the 1st quarter, slightly slower than in the previous quarter (+5.1% in Q4 2018). Growth is still driven by net sales of mobile contracts and convergent offers, but was impacted by the previously mentioned MVNO contract termination. Revenues from Central Europe declined 1.9% in the 1st quarter, versus a 1.9% increase in the fourth quarter of 2018, due to a slowdown in wholesale services even as the performance of retail services is improving.

Africa & Middle East

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis
In millions of euros
Revenues	1,349	1,282	1,245	5.3%	8.3%
Retail services	1,125	1,044	1,016	7.8%	10.8%
Mobile Only	1,005	933	910	7.7%	10.4%
Fixed Only	117	108	103	8.1%	13.9%
IT & Integration services	3	3	3	15.0%	16.1%
Wholesale	197	207	200	(4.6)%	(1.5)%
Equipment sales	21	21	20	1.7%	6.0%
Other revenues	6	10	10	(41.6)%	(40.3)%

Africa & Middle East continued on its growth trajectory with an increase in revenues driven by the solid momentum in retail services.

Africa & Middle East revenue rose 5.3% in the 1st quarter, a slight acceleration compared with the previous quarter (+5.2% in Q4 2018). Retail services grew 7.8%, mainly driven by data services and Orange Money.

Mobile-only revenues grew 7.7% in the 1st quarter with the 4G customer base reaching 17.6 million, an increase of 50% in 12 months. This growth was primarily sustained by the development of data services which account for over 2/3 of mobile-only growth.

Fixed-only revenues rose 8.1% in the 1st quarter, a marked acceleration compared to the 4.9% increase of the 4th quarter of 2018. The number of fixed broadband customers continued to grow after exceeding 1 million at the end of 2018 (1,068,000 at 31 March 2019).

Wholesale revenues fell 4.6% in the 1st quarter, an improvement compared to the 5.3% decrease in the 4th quarter of 2018. Wholesale revenues continue to be impacted by the decline in international transit activity.

Orange Money revenues climbed 29% in the 1st quarter of 2019 with the active customer base* (15.5 million) growing 20% between the 1st quarter of 2018 and the 1st of quarter of 2019.

The overall Africa & Middle East customer base remained stable with 120 million customers. The customer base continued to be impacted by customer identification regulations but had a better mix (improved charged base) and greater stability (lower churn).

New activities contributed more than a quarter of the revenue growth in Africa & Middle East. The Sonatel Group and Egypt achieved revenue increases of 8.1% and 6.5% respectively in the 1st quarter. However, Côté d'Ivoire remained under pressure with a 0.6% decline in revenues.

*customers making at least one transaction per month

Enterprise

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis
In millions of euros
Revenues	1,831	1,821	1,726	0.6%	6.1%
Fixed Only	986	997	989	(1.1)%	(0.4)%
Voice	327	347	349	(6.0)%	(6.4)%
Data	659	649	640	1.5%	2.9%
IT & Integration services	609	582	494	4.6%	23.1%
Mobile*	237	242	242	(2.3)%	(2.3)%

Enterprise revenue increased for the second consecutive quarter due to continued growth in IT and integration services.

Revenues in the Enterprise segment increased 0.6% in the 1st quarter, the second consecutive quarter of growth. IT and integration services and data services were the primary engines of this growth.

IT and integration services revenues rose 4.6% in the 1st quarter, still fuelled by growth drivers, in particular Cyberdefense which grew 30%.

Mobile revenues* decreased 2.3% in the 1st quarter. Revenue from traditional voice and data services fell 1.1% in the 1st quarter, an improvement compared to the full year 2018 (-2.4%). This improvement, despite a decline in voice services (-6%), reflects the growth in data services revenue (+1.5%). Data services continue to be supported by SD WAN (Software Definition Wide Area Networks), a market in which Orange Business Services is confirming its leadership, in particular with new contracts including two international deployments in over 20 countries.

In accordance with our strategy of diversifying into new services, on 1 February 2019 we announced the acquisition of Secure Data, the largest independent supplier of cybersecurity solutions in the United Kingdom, in order to further our ambition of becoming a leading player in this area in Europe.

* Mobile revenues include mobile services, sales of mobile equipment invoiced to companies and incoming mobile traffic from businesses invoiced to other carriers.

International Carriers & Shared Services

	Q1 2019	Q1 2018 comparable basis	Q1 2018 historical basis	change comparable basis	change historical basis
In millions of euros
Revenues	371	388	376	(4.4)%	(1.3)%
Wholesale	274	296	282	(7.7)%	(2.8)%
Other revenues	97	92	94	5.0%	2.2%

Revenues from International Carriers and Shared Services decreased 4.4% in the 1st quarter with a decline in services to international carriers in the voice services market.

At the same time, growth in other revenues remained positive at +5.0% in the 1st quarter. Other revenues consists mainly of the laying and maintenance of submarine cables, content (OCS and Orange Studio), consulting (Sofrecom) and TV access security (Viaccess).

Schedule of upcoming events

•  25/07/2019 - Publication of first-half 2019 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Luca Gaballo

luca.gaballo@orange.com

Didier Kohn

didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Disclaimer

This press release may contain forward-looking statements about Orange, notably on objectives and trends related to Orange’s financial situation, investments, results of operations, business and strategy. These forward-looking statements do not constitute a forecast as defined in EU Commission Regulation No. 809/2004 and although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: analysis of consolidated EBITDAaL

	1st quarter 2019	1st quarter 2018 comparable basis	change comparable basis (in %)
In millions of euros
Revenues	10,185	10,198	(0.1)%
External purchases	(4,274)	(4,276)	(0.0)%
as % of revenues	42.0%	41.9%	0.0 pt
Commercial expenses and content costs	(1,693)	(1,721)	(1.6)%
as % of revenues	16.6%	16.9%	(0.3) pt
Interconnection costs	(1,118)	(1,180)	(5.3)%
as % of revenues	11.0%	11.6%	(0.6) pt
Other network and IT expenses	(821)	(784)	4.8%
as % of revenues	8.1%	7.7%	0.4 pt
Other external expenses (1)	(642)	(590)	8.7%
as % of revenues	6.3%	5.8%	0.5 pt
Other operating income and expenses	43	55	(21.8)%
Labour expenses	(2,158)	(2,168)	(0.5)%
as % of revenues	21.2%	21.3%	(0.1) pt
Operating taxes and levies	(887)	(922)	(3.7)%
Amortization and impairment of financed assets	-1	-	-
Amortization and impairment of right-of-use assets	(297)	(296)	0.4%
Interest expenses on lease liabilities and on liabilities related to financed assets	(29)	(28)	2.8%
EBITDAaL (2)	2,583	2,565	0.7%

(1) Property, overheads, other expenses and capitalized costs.

(2) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

Appendix 2: table of adjusted data to the x items of the income statement

2019 data	1st quarter 2019
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	10,185	-	10,185
External purchases	(4)	-	(4)
Other operating income	144	-	144
Other operating expense	(101)	(4)	(105)
Labour expenses	(2)	(86)	(2)
Operating taxes and levies	(887)	-	(887)
Gains (losses) on disposal	-	47	47
Restructuring and integration costs	-	(12)	(12)
Amortization of financed assets	(1)	1	-
Amortization of right-of-use assets	(297)	297	-
Impairment of financed assets	-	-	-
Impairment of right-of-use assets	(1)	1	-
Interest expenses on liabilities related to financed assets	-	-	-
Interest expenses on lease liabilities	(29)	29	-
EBITDAaL	2,583	271	-
Significant litigation	(65)	65	-
Specific labour expenses	(20)	20	-
Review of the investments and business portfolio	47	(47)	-
Restructuring and integration costs	(12)	12	-
Acquisition and integration costs	(5)	5	-
Amortization of financed assets	-	(1)	(1)
Amortization of right-of-use assets	-	(297)	(297)
Impairment of financed assets	-	-	-
Impairment of right-of-use assets	-	(1)	(1)
Interest expenses on liabilities related to financed assets	-	-	-
Interest expenses on lease liabilities	-	(29)	(29)

2018 historical data	1st quarter 2018
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	10,082	-	10,082
External purchases	(4,519)	-	(4,519)
Other operating income	151	-	151
Other operating expense	(74)	-	(74)
Labour expenses	(2,115)	(11)	(2,126)
Operating taxes and levies	(920)	-	(920)
Gains (losses) on disposal	-	-	-
Restructuring and integration costs	-	(16)	(16)
Adjusted EBITDA	2,605	(27)
Significant litigation	2	(2)	-
Specific labour expenses	(13)	13	-
Review of the investments and business portfolio	-	-	-
Restructuring and integration costs	(16)	16	-
Reported EBITDA	2,578	-	2,578

Appendix 3: key performance indicators

	March 31, 2019	March 31, 2018
Orange Group		historical basis
Total number of customers* (millions)	263,694	262,771
Convergent customer base (millions)	10,506	10,018
Mobile customers* (millions)	203,781	201,861
- of which contract customers (millions)	71,676	75,255
Fixed broadband customers (millions)	20,275	19,582
- of which high-speed broadband customers (fibre and cable in millions)	6,714	5,140
- of which Broadband Only customers (millions)	9,769	9,564
TV customers (millions)	9,658	9,097
Orange - French market**
Mobile services
Number of customers* (millions)	33,520	32,012
- of which contract customers (millions)	31,146	29,184
Fixed services
Number of broadband customers (millions)	11,757	11,537
Broadband market share at end of period (%)	n/a	40.3%
Number of fixed line subscribers (millions)	17,708	18,263
France
Convergence
Number of customers* (millions)	5,698	5,519
Quarterly Convergent ARPO (euros)	67.0	67.5
Mobile services
Number of customers* (millions)	21,621	21,731
- of which convergent offers customers (millions)	9,365	8,872
- of which Mobile Only customers (millions)	12,256	12,859
Quarterly Mobile Only ARPO (euros)	16.9	17.0
Fixed services
Number of broadband customers (millions)	11,502	11,285
- of which high-speed broadband customers (millions)	2,759	2,129
- of which Fixed Only Broadband customers (millions)	5,805	5,766
TV customers (millions)	7,103	6,867
Quarterly Fixed Only broadband ARPO (euros)	36.4	37.5
Number of fixed line subscribers (millions)	15,373	15,714
Number of wholesale lines (millions)	12,866	13,598
Spain
Convergence
Number of customers* (millions)	3,082	3,138
Convergent ARPO (euros)	58.1	57.1
Mobile services
Number of customers* (millions)	16,187	16,079
- of which convergent offers customers (millions)	5,841	5,827
- of which Mobile Only customers (millions)	10,345	10,252
Quarterly Mobile Only ARPO (euros)	12.3	12.2
Number of MVNO customers (millions)	2,852	3,203
Fixed services
Number of broadband customers (millions)	4,133	4,139
- of which FTTH customers (millions)	2,997	2,428
- of which Fixed Only Broadband customers (millions)	1,051	1,002
TV customers (thousands)	705	641
Quarterly Fixed Only broadband ARPO (euros)	31.3	31.8
* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
*** Company estimate.

	March 31, 2019	March 31, 2018
Europe**
Convergence
Number of customers (millions)	1,726	1,361
Mobile services
Number of customers* (millions)	33,689	32,893
- of which convergent offers customers (millions)	3,219	2,489
- of which Mobile Only customers (millions)	30,471	30,405
Fixed services
Number of broadband customers (millions)	3,317	3,035
- of which FTTH customers (millions)	851	554
- of which Fixed Only Broadband customers (millions)	1,591	1,674
TV customers (thousands)	1,850	1,589
Afrique & Moyen-Orient
Mobile services
Number of customers* (millions)	120,385	120,876
- of which customers with a fixed contract (millions)	4,660	11,335
Fixed services
Nomber of Fixed Broadband customers (thousands)	1,068	870
Total number of fixed lines (thousands)	953	956
Enterprises
France
Mobile services
Number of contracts* (millions)	11,899	10,281
- of which machine-to-machine (millions)	9,013	7,492
Fixed services
Number of fixed lines (millions)	2,335	2,549
Number of IP-VPN accesses (thousands)	300	297
Number of XoIP connections (thousands)	90	85
World
Total number of IP-VPN accesses globally (thousands)	359	354

* Excluding customers of MVNOs.

** The key indicators for the European countries are shown on the Orange Group website orange.com, in the Investors section of the document "Orange Investors data book Q1 2019", directly accessible through the following link:

   https://www.orange.com/fr/Investisseurs/Resultats-et-presentations/Folder/Tous-les-resultats-consolides

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases" (from January 1, 2019): consolidated net income of continuing operations before income tax, before financial costs, net, excluding interest expenses on lease liabilities and on liabilities related to financed assets, before share of profits (losses) of associates and joint ventures, before impairment of goodwill and fixed assets, before reclassification of translation adjustment from liquidated entities, before effects resulting from business combinations, before amortization of fixed assets, before effects of significant litigations, before specific labour expenses, before fixed assets, investments and businesses portfolio review, before restructuring programs costs, before acquisition and integration costs. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX" (from January 1, 2019): (i) investments in property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, and (ii) less the selling prices of property, plant and equipment and intangible assets sold. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (EBITDAaL - eCAPEX from January 1, 2019): EBITDAaL (see definition) less eCAPEX (see definition). Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA (until December 31, 2018): operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA (until December 31, 2018): reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX (until December 31, 2018): capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (Adjusted EBITDA - CAPEX until December 31, 2018): Adjusted EBITDA less CAPEX. Orange used this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks1. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

__________________________

[1] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 30, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations